UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                            (Amendment No. 4)*

                       BKF CAPITAL GROUP, INC.
-------------------------------------------------------------------------------
                          (Name of Issuer)

               COMMON STOCK, PAR VALUE $1.00 PER SHARE
-------------------------------------------------------------------------------
                     (Title of Class of Securities)

                                05548G102
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                             (CUSIP Number)

        John A. Levin                            Alan M. Klein
  John A. Levin & Co., Inc.             Simpson Thacher & Bartlett LLP
     One Rockefeller Plaza                    425 Lexington Avenue
   New York, New York 10020              New York, New York 10017-3954
       (212) 332-8400                            (212) 455-2000

-------------------------------------------------------------------------------
              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                           JANUARY 18, 2006
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D

CUSIP No. 05548G102                                     Page 2 of 7 Pages
________________________________________________________________________________

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        John A. Levin

________________________________________________________________________________

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [_]
                                                                        (b) [_]
________________________________________________________________________________

3       SEC USE ONLY

________________________________________________________________________________

4       SOURCE OF FUNDS

        Not applicable
 _______________________________________________________________________________

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                 [ ]
________________________________________________________________________________

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
________________________________________________________________________________

                    7      SOLE VOTING POWER

                           352,476 shares
                    ____________________________________________________________

                    8      SHARED VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY            184,738 shares
  OWNED BY EACH     ____________________________________________________________
 REPORTING PERSON
       WITH
                    9      SOLE DISPOSITIVE POWER

                           352,476 shares
                    ____________________________________________________________

                    10     SHARED DISPOSITIVE POWER

                           184,738 shares
________________________________________________________________________________

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        537,214 shares
________________________________________________________________________________

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]
________________________________________________________________________________

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.8%
________________________________________________________________________________

14      TYPE OF REPORTING PERSON

        IN
________________________________________________________________________________

                              SCHEDULE 13D

CUSIP No. 05548G102                                     Page 3 of 7 Pages


                           AMENDMENT NO. 4 TO
                              SCHEDULE 13D

Item 1.  Security and Issuer

Item 1 is hereby amended by the addition of the following paragraph:

"This Amendment No. 4 to Schedule 13D is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D"), which was originally filed on July 8, 1996 and amended on March 23, 2000, December 23, 2004 and August 25, 2005 relating to shares of Common Stock, par value $1.00 per share (the "Common Stock"), of BKF Capital Group, Inc., a Delaware corporation ("BKF"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D."

Item 2.  Identity and Background

Item 2 is hereby amended by deleting the first paragraph thereof and substituting the following in lieu thereof:

"This Schedule 13D is being filed by John A. Levin ("Mr. Levin"), whose business address is One Rockefeller Plaza, 18th Floor, New York, New York 10020. Mr. Levin resigned as President and Chief Executive Officer of BKF on September 28, 2005."

Item 3.  Source and Amount of Funds or Other Consideration

No material change.

Item 4.  Purpose of Transaction

No material change.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

     Mr. Levin's beneficial ownership of Common Stock is as follows:

          (a)     Number of shares beneficially owned:

                  537,214

          (b)     Percent of class:

                  6.8%(1)

          (c)     Number of shares as to which Mr. Levin has:

                 (i)    Sole power to vote or to direct the vote:
                        352,476

                 (ii)    Shared power to vote or to direct the vote:
                         184,738

                 (iii)   Sole power to dispose or to direct the disposition of:
                         352,476

                 (iv) Shared power to dispose or to direct the disposition of: 184,738

Mr. Levin is deemed to be the beneficial owner of 537,214 shares of Common Stock as a result of the following:

                 (a) Mr. Levin directly owns 352,476 shares of Common Stock over which he has sole voting and dispositive power.

                 (b) 6498 shares of Common Stock are owned by revocable trusts with respect to which Mr. Levin was the grantor. Mr. Levin shares voting and dispositive power over these shares.

                 (c) 3349 shares of Common Stock are held in accounts managed by John A. Levin & Co. for the benefit of Mr. Levin's spouse. Mr. Levin shares voting and dispositive power over these shares.

                 (d) 174,891 shares of Common Stock are owned by a family foundation of which Mr. Levin is an executive officer and a director. Mr. Levin shares voting and dispositive power over these shares.

Notwithstanding anything to the contrary contained in this Schedule 13D, and in accordance with Rule 13d-4 promulgated under the Exchange Act, the filing of this Schedule 13D shall not be construed as an admission that Mr. Levin is the beneficial owner of the shares referred to in paragraphs (b), (c) and (d) above.

Upon Mr. Levin's resignation, 47,786 unvested shares of restricted common stock that Mr. Levin was granted under the BKF Capital Group, Inc. 1998 Incentive Compensation Plan were forfeited.

The trading dates, number of shares of Common Stock purchased and average price per share for all transactions in the Common Stock by Mr. Levin during the past 60 days are set forth on Annex A hereto. All such transactions were open market transactions and were effected on the New York Stock Exchange.

Except as stated in this filing, Mr. Levin has not effected any transaction in the shares of Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No material change.

Item 7.  Exhibits.

No material change.

                              SCHEDULE 13D

CUSIP No. 05548G102                                  Page 7 of 7 Pages


                                SIGNATURE

After reasonable inquiry and to his best knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 20, 2006

                                         By:  /s/ John A. Levin
                                              ------------------------------
                                              John A. Levin

                                 Annex A

           TRANSACTIONS IN COMMON STOCK ATTRIBUTABLE TO MR. LEVIN


(a) Shares directly owned by Mr. Levin:


    No. of Shares        Average price        Dates           Buy/Sell
    -------------        -------------        -----           --------

       35,710                $17.56         01-17-2006          Sell
       37,646                $16.16         01-18-2006          Sell
        4335                 $14.42         01-19-2006          Sell



(b) Shares owned by revocable trusts with respect to which Mr. Levin was the grantor:

    No. of Shares        Average price        Dates           Buy/Sell
    -------------        -------------        -----           --------

        3530                 $17.56         01-17-2006          Sell
        3721                 $16.16         01-18-2006          Sell
         427                 $14.42         01-19-2006          Sell



(c) Shares held in accounts managed by John A. Levin & Co. for the benefit of Mr. Levin's spouse:

    No. of Shares        Average price        Dates           Buy/Sell
    -------------        -------------        -----           --------

        1821                 $17.56         01-17-2006          Sell
        1919                 $16.16         01-18-2006          Sell
         222                 $14.42         01-19-2006          Sell


(d) Shares owned by a family foundation of which Mr. Levin is an executive officer and director:

    No. of Shares        Average price        Dates           Buy/Sell
    -------------        -------------        -----           --------

       16,603                $17.56         01-17-2006          Sell
       17,503                $16.16         01-18-2006          Sell
       2,016                 $14.42         01-19-2006          Sell




(1) Such percentage is based upon 7,898,422 shares of Common Stock outstanding, which is the total number of shares reported by BKF as of December 31, 2005 on Form 10-Q for the quarterly period ended September 30, 2005.